FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of May, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 16, 2017, announcing Gilat’s First Quarter 2017 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on  Form S-8 (Registration Nos.   333-180552, 333-187021, 333-204867 and 333-210820).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 16, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Strong Year-over-Year Profitability Improvement in Q1 2017

Petah Tikva, Israel – May 16, 2017 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2017.

Key Financial Highlights:

•	Revenues for Q1 2017 increased 21% to $63.9 million from $52.7 million in Q1 2016.
•	Profitability continued to improve year-over-year:
o	GAAP operating profitability improved to $18 thousand in Q1 2017, compared with an operating loss of $3.0 million in Q1 2016.
o	Non-GAAP operating income improved to $2.5 million, compared with a non-GAAP operating loss of $1.2 million in Q1 2016.
o	GAAP loss was $0.8 million, or $0.01 per diluted share, compared with a GAAP loss of $4.0 million, or $0.09 per diluted share, in Q1 2016.
o	Non-GAAP net income was $1.7 million, or $0.03 per diluted share, compared with a non-GAAP loss of $2.2 million, or $0.05 per diluted share, in Q1 2016.
o	Adjusted EBITDA increased to $4.2 million, or 6.6% of revenues, compared with Adjusted EBITDA of $0.8 million, or 1.4% of revenues, in Q1 2016.
•	Reiterated management objectives for 2017: revenues between $280 to $300 million, GAAP operating income between $4 and $8 million, and Adjusted EBITDA of between $20 and $24 million.

Yona Ovadia, CEO of Gilat, commented: “I am pleased to report that Gilat achieved further positive results in the first quarter of 2017 as evidenced by continued year-over-year improvement in profitability, both on a GAAP and non-GAAP basis. It shows the fruit of focusing on our growth engines and on more profitable revenues, along with our continued drive to reduce costs.

"Our management objectives for 2017 indicate that profitability remains our priority, while we continue to develop our broadband and mobility growth engines based on product innovation and technology leadership.

“In the first quarter, we saw important substantiation of our strategic direction. I am pleased to report that in a high-profile live airborne event held last week by Gogo, the leading IFC player, our IFC modem demonstrated unprecedented performance and received high marks from the analyst and media community.

"In addition, we are seeing industry acknowledgement of cellular backhaul over satellite, now moving into the mainstream and competing with terrestrial solutions. A number of Tier 1 customers are already implementing their LTE networks with our de-facto leading cellular backhaul solution, and we see additional opportunity ahead.

Mr. Ovadia concluded: “We are pleased with the first quarter results that are due to focusing on our strategy. We will continue to execute upon this strategy, and are optimistic regarding the rest of the year.”

Key Recent Announcements:

•	Gilat's In-Flight Modem Exhibits Unprecedented Performance in Gogo's Live Airborne Media and Investor Event
•	Gilat Announces Availability of Mobility-Ready Solution for On-the-Move Applications on Land, Sea and Air
•	Gilat and Hughes to Unveil High Performance Dual-Band Aero Antenna for In-Flight Connectivity (IFC) at Satellite 2017
•	Gilat Announces Availability of Ultra-Compact, High Throughput SATCOM Terminal for Unmanned Aircraft Systems (UAS)
•	SES and Gilat Join Forces to Make Connectivity at Sea More Accessible

Conference Call and Webcast Details:

Gilat management will host a conference call today, Tuesday, May 16, to discuss the first quarter results.  The details are as follows:

Conference Call and Webcast

Date:              Tuesday, May 16, 2017
Start:              14:30 GMT / 09:30 AM EDT / 16:30 IDT
Dial-in:           US: 1-888-407-2553
                       International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://www.veidan-stream.com/?con=Gilat_Satellite_Networks_Q1_2017_Results

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:              May 16, 2017 at 17:00 GMT / 12:00 PM  EDT / 19:00 IDT
End:               May 19, 2017 at 17:00 GMT / 12:00 PM EDT / 19:00 IDT
Dial-in:           US: 1-888-782-4291
                       International: (972) 3-925-5918

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the company’s underlying operational results, trends and performance. Gilat is presenting Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses and other costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets and trade secrets litigation expenses) due to significant litigation expenses relating to a trade secrets litigation that was recently resolved.

Adjusted EBITDA is presented to compare the company’s performance to that of prior periods and evaluate the company’s financial and operating results on a consistent basis from period to period. The company also believes this measure, when viewed in combination with the company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2017	2016
	Unaudited

Revenues	$63,931	$52,665
Cost of revenues	46,590	40,267

Gross profit	17,341	12,398

Research and development expenses	6,755	5,888
Less - grants	47	86
Research and development, net	6,708	5,802
Selling and marketing expenses	5,795	5,123
General and administrative expenses	4,820	4,438

Total operating expenses	17,323	15,363

Operating income (loss)	18	(2,965)

Financial expenses, net	(804)	(743)

Loss before taxes on income	(786)	(3,708)

Taxes on income (tax benefit)	(2)	318

Loss	$(784)	$(4,026)

Loss per share (basic and diluted)	$(0.01)	$(0.09)

Weighted average number of shares used in
computing loss per share (basic and diluted)	54,623,685	44,382,379

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2017			March 31, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$17,341	1,205	$18,546	$12,398	1,184	$13,582
Operating expenses	17,323	(1,236)	16,087	15,363	(631)	14,732
Operating income (loss)	18	2,441	2,459	(2,965)	1,815	(1,150)
Income (loss) before taxes on income	(786)	2,441	1,655	(3,708)	1,815	(1,893)
Income (loss)	$(784)	2,441	$1,657	$(4,026)	1,815	$(2,211)

Income (loss) per share (basic and diluted)	$(0.01)	0.04	$0.03	$(0.09)	0.04	$(0.05)

Weighted average number of shares used in
computing income (loss) per share
Basic	54,623,685		54,623,685	44,382,379		44,382,379
Diluted	54,623,685		54,836,436	44,382,379		44,382,379

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and trade secrets litigation expenses.

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	Unaudited	Unaudited

GAAP loss	$(784)	$(4,026)
Gross profit
Non-cash stock-based compensation expenses (income)	10	(11)
Amortization of intangible assets related to acquisition transactions	1,195	1,195
	1,205	1,184
Operating expenses
Non-cash stock-based compensation expenses	194	212
Amortization of intangible assets related to acquisition transactions	194	193
Trade secrets litigation expenses	848	226
	1,236	631

Non GAAP income (loss)	$1,657	$(2,211)

GILAT SATELLITE NETWORKS LTD.
CONDENSED ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016
	Unaudited

GAAP operating income (loss)	$18	$(2,965)
Add:
Non-cash stock-based compensation expenses	204	201
Trade secrets litigation expenses	848	226
Depreciation and amortization	3,165	3,301

Adjusted EBITDA	$4,235	$763

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$65,076	$40,133
Restricted cash	23,817	62,229
Restricted cash held by trustees	4,081	9,058
Trade receivables, net	96,360	89,377
Inventories	24,634	21,469
Other current assets	20,996	17,017

Total current assets	234,964	239,283

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	8,228	7,791
Other long term receivables	402	436

Total long-term investments and receivables	8,630	8,227

PROPERTY AND EQUIPMENT, NET	80,408	80,837

INTANGIBLE ASSETS, NET	9,940	11,383

GOODWILL	43,468	43,468

TOTAL ASSETS	$377,410	$383,198

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	4,493	4,617
Trade payables	29,317	29,625
Accrued expenses	61,025	53,429
Advances from customers and deferred revenues	32,147	37,659
Advances from customers, held by trustees	3,334	7,498
Other current liabilities	14,368	13,846

Total current liabilities	144,684	146,674

LONG-TERM LIABILITIES:
Accrued severance pay	7,860	7,485
Long-term loans, net of current maturities	12,840	16,932
Other long-term liabilities	1,768	2,281

Total long-term liabilities	22,468	26,698

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,596	2,593
Additional paid-in capital	920,687	920,162
Accumulated other comprehensive loss	(2,481)	(3,224)
Accumulated deficit	(710,544)	(709,705)

Total equity	210,258	209,826

TOTAL LIABILITIES AND EQUITY	$377,410	$383,198

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016
	Unaudited
Cash flows from operating activities:
Loss	$(784)	$(4,026)
Adjustments required to reconcile loss
to net cash provided by (used in) operating activities:
Depreciation and amortization	3,165	3,301
Stock-based compensation of options and RSU's	204	201
Accrued severance pay, net	(61)	(123)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(141)	(409)
Exchange rate differences on long-term loans	25	90
Deferred income taxes, net	(16)	-
Increase in trade receivables, net	(6,955)	(1,394)
Increase in other assets (including short-term, long-term
and deferred charges)	(3,254)	(2,154)
Increase in inventories	(3,312)	(2,685)
Decrease in restricted cash directly related to operating activities, net	37,879	6,304
Increase (decrease) in trade payables	(392)	4,089
Increase in accrued expenses	7,493	7,408
Decrease in advances from customers	(3,098)	(11,823)
Decrease in advances from customers, held
by trustees	(4,412)	(4,063)
Increase (decrease) in other current liabilities and other long term liabilities	(2,338)	1,221
Net cash provided by (used in) operating activities	$24,003	$(4,063)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016
	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	$(1,212)	$(1,104)
Proceeds from restricted cash held by trustees	5,356	3,675
Investment in restricted cash (including long-term)	(28)	(179)
Proceeds from restricted cash (including long-term)	670	7,347
Net cash provided by investing activities	4,786	9,739

Cash flows from financing activities:
Capital lease payments	-	(51)
Issuance of shares in a rights offering	-	15,243
Issuance of restricted stock units and exercise of stock options	266	336
Short term bank credit, net	-	(2,750)
Repayment of long-term loans	(4,241)	(4,139)
Net cash provided by (used in) financing activities	(3,975)	8,639

Effect of exchange rate changes on cash and cash equivalents	129	410

Increase in cash and cash equivalents	24,943	14,725

Cash and cash equivalents at the beginning of the period	40,133	18,435

Cash and cash equivalents at the end of the period	$65,076	$33,160